Mail Stop 3561

      							January 26, 2006


Kevin Kreisler
Chief Executive Officer
Hugo International Telecom, Inc.
14B Jan Sebastian Drive
Sandwich, MA 02563

	Re:  Hugo International Telecom, Inc.
	Item 4.01 Form 8-K
      Filed January 24, 2006
	File No. 333-67232

Dear Mr. Kreisler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Because you have not filed, and it appears that you have not had audited, the financial statements for your fiscal periods ending after December 31, 2001, we believe your disclosures should address your two most recent audited fiscal years and the subsequent interim period through the date of the dismissal of your former auditor.
In
making any disclosures about consultations with your new accountant, your disclosures should address your two most recent audited fiscal years and the subsequent interim period through the date of engagement. Please amend your Form 8-K to address the appropriate periods.
2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.
3. We note that the Exhibit 16 letter provided with your Form 8-K filed on, and dated, January 20, 2006, is dated January 13, 2006 and uses an incorrect date in making reference to your Form 8-K. When obtaining an updated Exhibit 16 letter to file with your amended 8-K, please ensure that the letter from the former accountant includes the appropriate references.

*    *    *    *

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Kenya Wright Gumbs at
(202) 551-3373.

								Sincerely,



      Robert S. Littlepage			Accountant Branch Chief




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Kevin Kreisler
Hugo International Telecom, Inc.
January 26, 2006
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